Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject company: Coventry Health Care, Inc.

Commission File No. for Registration Statement
on Form S-4: 333-184041

The following transcript was made available by Aetna on its website on October 25, 2012:

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EDITED TRANSCRIPT
AET - Q3 2012 Aetna Inc. Earnings Conference Call

EVENT DATE/TIME: OCTOBER 25, 2012 / 11:30AM GMT

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

Editor

 Important Information For Investors And Stockholders

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna Inc. ("Aetna") has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File No. 333-184041), including Amendment No. 1 thereto, containing a proxy statement/prospectus, and Coventry Health Care, Inc. ("Coventry") has filed with the SEC a proxy statement/prospectus, and each of Aetna and Coventry has filed and will file other documents with respect to the proposed acquisition of Coventry. The registration statement was declared effective on October 18, 2012, and Aetna and Coventry commenced mailing the definitive proxy statement/prospectus to Coventry stockholders on or about October 19, 2012. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna's internet website at www.aetna.com or by contacting Aetna's Investor Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry's internet website at www.cvty.com or by contacting Coventry's Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on April 9, 2012, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, which was filed with the SEC on July 31, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This transcript may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this document that are forward-looking, including Aetna's projections as to operating earnings per share, medical membership, the anticipated benefits of the pending acquisition of Coventry, the success of Aetna's Accountable Care Solutions strategy, incremental medical premiums from certain customers, medical membership growth, Commercial medical benefit ratio, Medicare medical benefit ratio, Commercial medical cost trend and its components, business segment operating expense ratio, net dividends from subsidiaries, deployable capital, weighted average diluted shares, and opportunities for and challenges to 2013 earnings growth, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control.

Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to - the implementation of health care reform legislation; the risk that a regulatory approval for the proposed acquisition of Coventry is delayed, is not obtained or is subject to conditions that are not anticipated; the diversion of management time on acquisition related issues; and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact our business operations and financial results, including our medical benefit ratios. Components of the legislation will be phased in over the next six years, and we will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges,

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

Medicaid expansion, the scope of "essential benefits," employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification at both the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include - adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect our business model, restrict funding for or amend various aspects of health care reform, limit our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing our potential litigation exposure) or mandate coverage of certain health benefits); our ability to differentiate our products and solutions from those offered by our competitors, and demonstrate that our products lead to access to better quality of care by our members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; our ability to diversify our sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services' star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement our agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; our ability to integrate, simplify, and enhance our existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of our health information technology initiatives; our ability to successfully integrate our businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.'s Medicare Supplement business and other businesses we may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of our payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from our social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services we offer; our ability to maintain our relationships with third party brokers, consultants and agents who sell our products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in our financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna's 2011 Annual Report on Form 10-K ("Aetna's Annual Report"), Aetna's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna's "First Quarter 10-Q") and Aetna's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (Aetna's "Second Quarter 10-Q"), each on file with the Securities and Exchange Commission (the "SEC"), and Aetna's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (together with Aetna's First Quarter 10-Q and Second Quarter 10-Q, Aetna's "Quarterly Reports"), when filed with the SEC. You also should read Aetna's Annual Report and Aetna's Quarterly Reports for a discussion of Aetna's historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

CORPORATE PARTICIPANTS

 Tom Cowhey Aetna Inc - VP IR

 Mark Bertolini Aetna Inc - Chairman, CEO, President

 Joe Zubretsky Aetna Inc - Senior EVP, CFO

CONFERENCE CALL PARTICIPANTS

 Joshua Raskin Barclays Capital - Analyst

 Ana Gupte Sanford C. Bernstein & Company, Inc. - Analyst

 Carl McDonald Citigroup - Analyst

 Justin Lake UBS - Analyst

 Kevin Fischbeck BofA Merrill Lynch - Analyst

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

 Peter Costa Wells Fargo Securities, LLC - Analyst

 Christine Arnold Cowen and Company - Analyst

 Melissa McGinnis Morgan Stanley - Analyst

 Ralph Giacobbe Credit Suisse - Analyst

 Scott Fidel Deutsche Bank - Analyst

 PRESENTATION

Operator

 Good morning. My name is Yolanda, and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Aetna third-quarter 2012 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period. As a reminder, this conference is being recorded. I would now like to turn the conference over to Mr. Tom Cowhey, Vice President of Investor Relations. Mr. Cowhey, please go ahead.

 Tom Cowhey - Aetna Inc - VP IR

 Good morning and thank you for joining Aetna's third-quarter 2012 earnings call and webcast. This is Tom Cowhey, Vice President of Investor Relations for Aetna. With me this morning are Aetna's Chairman, Chief Executive Officer, and President, Mark Bertolini, and Senior Executive Vice President and Chief Financial Officer, Joe Zubretsky. Following their prepared remarks we will respond to your questions.

During this call we will make forward-looking statements. Risk factors that may impact those statements and could cause actual future results to differ materially from currently-projected results are described in this morning's press release and the reports we file with the SEC, including our 2011 Form 10-K, and our 2012 Form 10-Qs. We have provided reconciliations of metrics related to the Company's performance that are non-GAAP measures in our third-quarter 2012 financial supplement and our 2012 guidance summary. These reconciliations are available on the investor information section of Aetna.com. Also, as you know, our ability to respond to certain inquiries from investors and analysts in non-public forums is limited, so we invite you to ask all questions of a material nature on this call. With that, I will turn the call over to Mark Bertolini. Mark?

 Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Good morning. Thank you, Tom, and thank you all for joining us today. This morning, we reported third-quarter operating earnings per share of $1.55, another strong performance. Aetna's third-quarter result reinforces the value of our diversified business model, demonstrates our margin discipline, and exemplifies the rigor with which we manage our operations. Underlying our third-quarter results, Aetna grew healthcare premiums by 7% over the prior-year quarter, with growth across multiple lines of business. We reported pretax operating margins of 10.2%, driven by excellent commercial underwriting margins, and with the help of our mid-year wins, we grew by almost 150,000 members in the quarter, achieving our full-year guidance of 18.2 million medical members. We are pleased with our membership traction and continue to focus on striking a disciplined balance between margin and growth.

As we look to the fourth quarter of 2012, we continue to expect top line growth and strong operating performance. Based on our year-to-date results, we are raising our full-year 2012 operating EPS guidance to approximately $5.10 per share from our previously-stated range of $5 to $5.10. While we continue to project modest growth across certain businesses throughout the remainder of the year, we are maintaining our year-end guidance of 18.2 million medical members. As we look to 2013, we remain focused on continuing to execute our strategy across multiple dimensions, including accelerating our efforts to transform the network model and engage consumers; preparing our enterprise for healthcare reform, including investing for exchanges in 2014, and appropriately pricing for the various health reform-related taxes; and closing and successfully integrating our proposed acquisition of Coventry Health Care.

In a few moments, Joe will review our detailed results and outlook. But first, I'm going to reemphasize the rationale beyond our proposed acquisition of Coventry, provide some insight into our strategic initiatives, and comment briefly on the political environment and its implications for our industry. In August, we signed a definitive agreement to acquire Coventry Health Care. The acquisition will strengthen our core business, enhance our capabilities, promote greater operational efficiencies, and create better value for our customers, provider partners, and shareholders. This strategic acquisition is expected to add nearly 4 million medical members and 1.5 million prescription drug plan members, add a growing individual Medicare Advantage business, substantially increase our Medicaid footprint,

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

improve our positioning in consumer-based lines of business as we prepare for 2014 and beyond, and add a low-cost product set, built on value-based provider networks.

In addition to these many strategic benefits, the transaction is projected to be financially attractive for Aetna shareholders and generate excellent returns on capital. We have commenced the regulatory approval process for the transaction, and have already launched our integration planning teams. We have filed all material applications required for regulatory approval of the transaction, and are on target for a mid-2013 closing. Joe is the executive responsible for the integration, and will speak more about that process in his remarks.

In regard to transforming the network model, we have been investing in the capabilities required to collaborate with providers. By sharing common platforms and goals, we believe that we can help providers shift from episodic acute care management to patient population management, which in turn converts volume-based reimbursement into value-based reimbursement. Provider groups in collaboration with Aetna can then drive the necessary utilization out of the system, improving quality of care and lowering costs. We believe Aetna has a unique platform in the marketplace to enable providers to share and manage the risk associated with patient population management. Our solution combines Aetna's leading technology stack, including Medicity, ActiveHealth, and iTriage with Aetna's intellectual property, including our care management, underwriting, and product expertise. Our significant investments in technology as well as risk management systems and processes allow Aetna's collaborative agreements to transcend simple pay-for-performance measures, and align incentives towards superior outcomes.

These powerful tools and services are truly enabling a revolution among healthcare delivery systems. For Aetna, this transformation results in high-margin unregulated fee revenues, but more importantly, resulted in an improved network medical cost position, which we then package into more competitively-priced products. In our signed ACO contracts we have achieved improved unit costs at times have been 10% below our nearest competitor. It is on this basis that we have launched individual and small group products with partners such as Banner or small to mid-size employer products with Aurora. Our technologies and relationships have also enabled growth in Medicare with partners such as Emory and Banner, and in Medicaid with Carilion. These products drive member volume into our health plans, but also drive patient volume to our provider partners.

To date, Aetna has 11 signed Accountable Care Solutions partnerships with 26 letters of intent, and over 200 prospects in the pipeline. Further, our ACS capabilities have been instrumental in several significant wins, such as the Teachers Retirement System of Texas and the State of Maine. We believe that our efforts can transform the network model, and expect continued success in attracting and signing up new provider partners. We plan to provide additional detail on our membership projections associated with these relationships at our December investor conference.

Another key part of Aetna's growth strategy is to profitably increase our participation in government programs. In particular, Medicare has been an important strategic growth area for Aetna, where we continue to demonstrate progress across all our product lines. In Group Medicare Advantage we continue to see traction in both securing new accounts, but also converting the 1.2 million Medicare eligible lives within our commercial book to these products. The Teacher Retirement System of Texas award is but one example of this momentum, which alone is projected to generate over $800 million of incremental premiums in 2013. In individual Medicare Advantage, we have made great strides in realigning our products to capture our fair share of this growth opportunity. For 2013, Aetna will provide beneficiaries with consistent premiums and enriched benefits and services.

To achieve these goals and maintain our targeted financial returns, we have spent substantial time and effort adjusting our benefits and co-payments, augmenting our medical management programs, improving our contracting, and increasing the number of members who participate in one of our provider collaborations. Our goal is to have roughly half of our individual Medicare Advantage membership in one of our Medicare provider collaborations or Accountable Care Solutions relationships by the end of 2013. In Medicare Supplement, our Genworth acquisition continues to generate substantial growth. Since closing this acquisition in October of 2011, Medicare Supplement membership has increased by almost 40,000 members, or over 20%. In PDP, we're optimistic about our prospects for continued growth, and are pleased to report that CMS recently reinstated our ability to receive auto-assigned membership. We expect to begin receiving auto-assigns as early as November of this year, and project continued growth in the first quarter of 2013.

As you look across our balanced spectrum of products, Aetna's Medicare franchise has good momentum. We expect 2013 to be a much stronger year, and are optimistic about our prospects for continued top line growth. Finally, as we look to the elections in the coming weeks, we remain focused on our core business and on implementing the health care reform legislation enacted in 2010. We are preparing for competition on the exchanges in 2014, the impact of fees and taxes, and the expansion of Medicaid eligibility. While the elections or deficit reduction actions may impact the Affordable Care Act between now and 2014, we believe that we can provide a market-based response to any change. We continue to believe that the private sector is the engine for innovation for our healthcare system, as we focus on improving quality, increasing access, and lowering costs.

In summary, I am pleased with our third-quarter and year-to-date performance, and expect continued strong performance in the final quarter of 2012. We are seeing good momentum in the following businesses - National accounts, where we continue to improve our value proposition through targeted contracting efforts; Medicare, as we look to grow membership in the group and individual marketplaces; Medicaid, where we see growth in our existing markets and are gaining access to new markets; and Accountable Care Solutions, where we are driving innovative change and have a robust pipeline of opportunities. Further, I'm confident in our strategic direction

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

and our ability to continue to execute on our business fundamentals, our ability to close and successfully integrate the proposed Coventry transaction, our ability to manage through the legislative and regulatory changes associated with health care reform, our 2012 medical cost trend outlook, and our 2012 operating EPS projection of approximately $5.10.

I would like to thank all of our employees for their dedication in meeting the needs of our customers. By focusing on sound fundamentals, creating new approaches to satisfy customers, and generating and deploying capital responsibly, we believe that we can continue to create value for our customers and our shareholders. I will now turn the call over to Joe Zubretsky to provide insight into our third-quarter results and our outlook. Joe?

 Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Thanks Mark, and good morning everyone. Earlier today we reported operating earnings per share of $1.55 in the third quarter, highlighted by - revenue growth of 6%, balanced by volume growth and attractive yields; Our commercial medical benefit ratio, which was 79.6% in the quarter, as medical costs continue to develop, consistent with our expectations; and pretax operating margins of 10.2% in the quarter, keeping us on track to achieve our targeted high single-digit operating margin this year. We continue to price with discipline, actively manage medical costs for superior quality and cost outcomes, and strive for administrative efficiencies to deliver profitable growth for our shareholders.

At the end of the third quarter, we had 18.2 million medical members, an increase of 149,000 members sequentially. Commercial ASC membership increased by 102,000 in the quarter, due primarily to continued strong growth in our network access products and the previously-disclosed State of Maine account. Commercial insured membership declined by 42,000 in the quarter, driven largely by a decline in student health membership, a low revenue per member product, partially offset by gains in international. Medicare membership increased by 24,000 in the quarter, with strong gains in our Medicare Supplement product, and Medicaid membership increased by 65,000 in the quarter, as a result of the increased insured membership from our Missouri expansion.

Third-quarter 2012 revenue generation was strong, increasing by 6% year over year to $8.9 billion, largely due to a 7% increase in health care premiums. The increase in health care premium included a net increase in commercial premium of approximately 4%, due to a 5% increase in premium yields, partially offset by a 1% decline in volume. The increase in premium yields was driven by a 4.5% increase from rates and 0.5% increase in mix. Health care premium also reflected a 14.4% increase in Medicare premium, as a result of the inclusion of the Genworth Medicare Supplement business and Medicare Advantage membership growth. We also posted a 23.4% increase in Medicaid premium due to our in-state expansions.

Fees and other revenue also increased by 1% year over year, as lower volumes in our Commercial ASC business were offset by the inclusion of PayFlex in modest increases and yields. Note that the impact of the Prodigy acquisition is now included in the prior-year quarter, lowering the reported growth rates in this line item. Our third-quarter total medical benefit ratio was 80.7%, including the impact of approximately $96 million before tax of favorable prior-period reserve development. We remain confident in the adequacy of our reserves, as we experienced favorable reserve development in each of our businesses, primarily related to the second quarter with the majority emerging from our commercial business. Additionally, our days claims payable were 46.3 days at the end of the quarter, up 1.9 days sequentially, partially due to the timing of claim processing cycles. We continue to invest in opportunities for profitable growth and to improve productivity.

Our third-quarter 2012 business segment operating expense ratio was 18.3%, due to continued execution on our expense initiatives. Our operating expense ratio for our insured health care business was 11.3% in the quarter, a decrease of 100 basis points year over year due to our continued operating expense management. Third-quarter net investment income on our continuing business portfolio was $136 million, as declining yields continued to create downward pressure on earnings. At September 30, the continuing business portfolio was in a net unrealized gain position of approximately $1.4 billion before tax, and is well positioned from a risk perspective. Our capital generation was strong in the quarter. We started the quarter with $400 million in liquidity at the parent.

Net subsidiary dividends to the parent and commercial paper issuances resulted in $450 million of additional cash flow. Due to the pending Coventry transaction, we did not repurchase any shares during the quarter. After other net uses including our shareholder dividend, working capital changes and retirement of certain long-term debt, we ended the quarter with $450 million in liquidity at the parent. Our basic share count was 334.5 million at September 30. Our financial position, capital structure, and liquidity all continue to be very strong. We are on track to execute our financing plans for the Coventry transaction and expect to issue long-term debt in the fourth quarter of 2012.

Turning now to the proposed Coventry acquisition. We remain confident that the transaction will deliver substantial benefits to our shareholders. Shorter-term, we continue to project that the transaction will be modestly accretive to our pre-transaction 2013 operating earnings per share baseline, excluding transaction and integration costs. Longer-term, we project $0.45 of operating earnings per share accretion in 2014 and $0.90 in 2015 again excluding transaction and integration costs. Our synergy value is projected to build over time, and reach $400 million pretax in 2015, derived from the following sources. One-third is the elimination of duplicate corporate overhead, approximately another third comes from fixed cost operating expense leverage due to the increased medical membership, 20% is driven by

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

streamlining or combining $1.5 billion of information technology spending, and finally, the remaining synergies are a result of provider network, medical management, and pharmacy benefit management synergies.

The combined cash flows at the pro forma entity are also strong, with $2.3 billion of pro forma combined parent cash flows in 2012, plus synergy values, we project that we could repurchase approximately $1 billion of shares in each of the next three years, while still meeting our deleveraging commitments. As we prepare for the projected closing of the Coventry transaction, we have already assembled an integration team, for which I am the executive sponsor. We are pleased to announce that Karen Rohan, who recently joined Aetna as an Executive Vice President and a member of our executive committee, will lead the Coventry integration. Karen is an accomplished executive with deep health plan experience. We are committed to ensuring a smooth transition in achieving the financial projections and the attractive returns we previously articulated.

Moving to our 2012 outlook, we are increasing our operating earnings per share guidance to approximately $5.10 from our previous guidance range of $5 to $5.10. The net increase is a result of improved operating performance and higher underwriting margins. This improved operating performance is partially offset by expected seasonal medical expenses in the fourth quarter that are higher than previously projected. Slightly higher projected investment spending in the fourth quarter on healthcare reform and ACO initiatives, and a higher than previously projected share count due to the impact of the Coventry acquisition. Our implied operating earnings per share guidance for the fourth quarter of 2012 is approximately $0.92. This projection is consistent with Aetna's recent quarterly earnings progression.

Our projected commercial medical benefit ratio and Medicare medical benefit ratio guidance remains unchanged. However, we now expect that Aetna's full-year commercial medical benefit ratio will fall in the lower half of our 81.5%, plus or minus 50 basis point range. Aetna's 2012 commercial MBR projections reflect underlying medical cost trends at 6.5% plus or minus 50 basis points, consistent with our prior guidance. The components of projected trend remain unchanged. We now project that our full-year 2012 business segment operating expense ratio will be approximately 19%. The implied fourth-quarter operating expense ratio was approximately 20%, and is driven by the normal seasonal pattern of our expenses, which tend to be higher towards the end of the year, the timing of certain programs and expenses shifting to the fourth quarter, and a higher projected level of investment.

For 2012, we now project net dividends from subsidiaries of approximately $1.9 billion, and deployable capital of approximately $1.550 billion as a result of disciplined capital management. Our share count guidance range continues to be approximately 344 million to 347 million weighted average shares. Note that through the date of the Coventry stockholders vote, we will not be repurchasing our shares. Following that vote, currently scheduled for November 21, we will be able to repurchase our shares subject to customary considerations and restrictions.

As we head into the end of the year, I would like to provide some color on the factors that impact our outlook for 2013. We continue to prepare for the upcoming changes from health care reform, and expect to maintain increased spending on new capabilities, particularly related to exchanges. Additionally, we will continue to advance our readiness plans to recover the health insurance fee and the reinsurance contribution in 2014. In 2013, we should see some favorable earnings lift as a result of -

Government revenues. Aetna expects to grow revenues of both Medicare and Medicaid in 2013, including at least $800 million in projected incremental premiums from the TRS Medicare conversion;

Share repurchases. While more limited than it would have been absent the Coventry announcement, the full-year impact of share repurchases in 2012 and 2013 will enhance operating earnings per share;

2011 acquisitions. In 2013, we project additional accretion from our 2011 acquisitions as synergies are realized and integration costs subside; and Positive fixed cost leverage as we continue to grow the revenue line.

As we look to 2013, there will also be some challenges to earnings growth including -

Experience-rated margin pressure. Aetna's 2012 operating margins are currently near the high end of our targeted range. The experience-rated nature of our large account businesses, including group Medicare, will pressure our earnings growth in 2013, as favorable 2012 results are credited back to customers.

Commercial insured growth. Commercial insured membership growth opportunities may be limited by the lack of employment growth. We will not attempt to aggressively increase market share and put at risk the maintenance of our margin profile. When faced with the choice, Aetna will always choose margins over membership.

Net investment income. Net interest income will do again decline, due to the low yield environment. We project that retained net investment income could decline by over $65 million pretax in 2013.

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

Commercial ASC growth. As the 2013 selling season draws to a close, our latest projections suggest that national accounts membership will decline slightly in the first quarter of next year. When combined with the conversion of TRS members into a Medicare Advantage product, we project that total Commercial ASC membership will be lower in the first quarter of 2013. This projected result remains a substantial improvement over our 2011 and 2012 selling seasons. We remain confident about our prospects in this business due to our increasing sales momentum, the positive fee yields, and enhanced cross sales we achieved for 2013 and the large Medicare Advantage conversion opportunity.

The fundamentals of Aetna's business will remain strong, and we are confident in our operating earnings-per-share projection of approximately $5.10. We believe we have the winning strategy in the marketplace. Our core business is performing and we are well-positioned for growth. Our emerging businesses continue to work to transform the network model, improve our cost structure, and drive additional membership. The acquisition of Coventry will only serve to strengthen our current positions in commercial, Medicare and Medicaid, and the projected accretion will add to earnings growth in the years to come. Finally, our capital generation remains strong, and will be further strengthened by the Coventry transaction. We look forward to discussing our long-term strategies in greater detail at our investor conference in December. I will now turn the call back over to Tom. Tom?

 Tom Cowhey - Aetna Inc - VP IR

 Thank you Joe. The Aetna management team is now ready for your questions. We ask that you limit yourself to one question and one follow-up so that as many individuals as possible have an opportunity to ask their questions. Operator, the first question please?

 QUESTION AND ANSWER

Operator

 We'll hear first from Josh Raskin with Barclays.

 Joshua Raskin - Barclays Capital - Analyst

 One quick clarification point on the cash flow this quarter. Relative to net income, a little bit weaker and year-to-date, it's actually below net income so I'm curious if there's been some timing issues, and what the expectation around cash flow from ops in 4Q is.

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Josh, the cash flows for this quarter were lower than net income due to the timing of CMS payments. Year-to-date, they are in excess of net income, and for the full year, we still project they will be at approximately 120% of net income, all due to timing of CMS payments, which had a very strange pattern this year.

Joshua Raskin - Barclays Capital - Analyst
 Okay, that's helpful. I want to see if I'm sort of reading into things too much, but you talked about headwinds and tailwinds for 2013, and it's difficult without the quantification of those, to understand which one is bigger, but you said multiple times and Mark said it as well is around positioned for growth beyond 2012. Is it fair to say that when you said much improved, that you would expect earnings, core operating earnings to be up on a year-over-year basis, before the changes in share count and below the line stuff?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 I missed the last part of that, Josh.

 Joshua Raskin - Barclays Capital - Analyst

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

 Not looking at the EPS line, per se, but just that operating earnings may be an EBIT number or pretax number. Would you expect earnings in 2013 to be higher or lower or about the same?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Josh, at this point in time we're saying that our earnings-per-share is projected to definitely increase for next year over 2012, but we are not commenting on operating earnings at this point in time. We will give you a full briefing on that at our investor day in December.

  Joshua Raskin - Barclays Capital - Analyst

 Okay, and sorry, maybe I could ask a different question then. The commercial risk lives in 2Q were up and then down in 3Q. Was it some pluses and minuses, or was there anything to read in terms of change of the environment?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Josh, it was actually a large student health group with fairly low premium that came out. Otherwise we had some growth in the quarter, but it was puts and takes. But it was largely driven by student health.

  Joshua Raskin - Barclays Capital - Analyst

 Got you. Perfect, thanks.

 Operator

 We'll take our next question from Ana Gupte with Sanford Bernstein.

  Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 Following up on your headwinds tailwinds, you talked about risk membership potentially showing pressure, margin over membership. Can you tell us, given that you are talking about pricing in the excise tax load on a staged basis from February, what the blended underwriting spread is likely to be over the course of the full-year, given 50% is renewed in January? And then have you an idea of what the load will be starting with the 2014 given the $3 billion for the industry, what is your share of that?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 So Ana I think you are correct in stating that we are always going to price with margin over membership, particularly in the down economy. Our ability to maintain the high single-digit margins that people have always asked whether or not we would be able to maintain in this economy are important, particularly as we turn the economy hopefully, with a fix the debt campaign here soon, rolling into that new economy. I think our pricing model will include capturing our health insurance fees and taxes, and we already have 70% of our book priced and into the marketplace already. I will let Joe talk about some of the details associated with that. Joe?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO
 Ana, consistent with what some of our competitors have already spoken about publicly, we are pricing in 2013, the reinsurance contribution and the health insurance fee. As we stated many times, our strategy is to collect a portion of those taxes in every member month that earns in 2014, which means you have to start that process in accounts that renew in February of 2013. On balance, it is different by books of business. But similar to what other industry players are speaking about, the reinsurance contribution is approximately $6 per member per month, and the health insurance fee on a full annualized basis is approximately 2.5% of premium.

  Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

 And other publics are talking about pricing or loading this in. What is the posture that you are seeing from your not-for-profit Blue competitors in this regard?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 The rate filings that we have pulled from various states suggest that most industry participants, including the not-for-profits are attempting to price for the fees in 2013, in advance of 2014.

  Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 Finally, just related to that again 6.5% plus or minus 50 that you had as your medical cost trend outlook, you did not lower it for full-year. One of your competitors, United, did. As you are looking forward into 2013, are you baking in an uptick in your expectation and pricing accordingly?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 A couple of things Anna. We're saying 6.5% plus or minus 50 basis points. Two, because we saw lower buy-downs this year we are seeing people buy through their deductibles and co-pays, so we will see more consumer-directed health plan and high-deductible plan utilization beyond this deductibles in the fourth quarter, so we've anticipated that in our fourth quarter. And as we look into 2013, we are not giving you any guidance yet, but we see utilization going up in 2013 by 50 basis points. But that's not total trend.

  Ana Gupte - Sanford C. Bernstein & Company, Inc. - Analyst

 Great, thanks very much.

 Operator

 The next question comes from Carl McDonald with Citi.

  Carl McDonald - Citigroup - Analyst

 Great, thank you. Another point of clarification on the last one. I just want to make it clear, so you are assuming that cost trends will be up. So basically, what you're saying is, there will be a cushion in your pricing for 2013 relative to the cost trends you are seeing today?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 We wouldn't call it a cushion. We are actually expecting utilization trend to increase by 50 basis points in 2013 over 2012 as compared to 2012 over 2011. If it doesn't happen, obviously, it would be a spread that would emerge in our P&L, but right now, that is our full expectation that utilization, even though it's higher this year than it was last, is still at all-time low levels.

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 What we haven't included, Carl, in that are the buy-downs and of the nets that come out of coming to a net trend number year-over-year, and we won't do that until we get to our investor conference in 2012. We are finalizing our plan as we speak.

  Carl McDonald - Citigroup - Analyst

 In terms of the utilization, anything specific that you are pointing to in 2013 or is this the historical view of its low, we don't think it's going to stay that way, so we're just assuming it will be higher.

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 It's the latter. It's a reversion back to pre-distressed economy levels.

  Carl McDonald - Citigroup - Analyst

 Appreciate it. Thank you.

 Operator

 We'll go next to Justin Lake, JPMorgan.

  Justin Lake - UBS - Analyst

 Thanks, good morning. First question, just again on the cost trend side. So you had strong development in the second quarter, indicating that your trends were below your expectation there. And then the third quarter, you saw your baselines payable, or at least we saw your baselines payable up a couple of days, which indicates you didn't project that cost trend improvement in the second quarter continuing. I'm just wondering what you see in the second quarter there and the conservative view into the third quarter. Can you give us a little bit of a color around how the second quarter compared to what your expectations were and what you saw would be better there?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Most of the prior period development that we reported was second-quarter 2012 prior period development, Justin.

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 And with respect to reserve positions, obviously the days claims payable is an important metric. It's up, but mostly due to the timing of claim processing cycles. We would point you to two statistics that we look at, and that is, the comparison of how the increase in reserves compares to premium. Reserves are up this quarter sequentially by 2% while premiums are up 1%, and quarter-over-quarter to prior-year, reserves are up 17%, compared to a 7% increase in premium. So we're very confident in the strength of our reserve position.

  Justin Lake - UBS - Analyst

 What did you see in the second quarter that was that resulted in all of that prior period development? Was it lower utilization, and why don't you think it's going to continue?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Generally speaking because our cost trends are locked in, and we have very good visibility into unit costs. Any variation from our expectation was utilization, so obviously, utilization was a little lower than we expected.

  Justin Lake - UBS - Analyst

 Then why don't you expect that to continue? Is there anything you have seen in the third quarter that leads you to believe that you needed that conservatism on reserves and to leave your cost trend where it is?

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 As I mentioned earlier in the fourth quarter, we expect to see more people spending through their deductibles and their funds and coming into backwards on our nickel more or less, and so we're seeing that trend more than we saw last year, where utilization was unusually low, and also, there are not as many benefit by down this year, so the spend through is not as significant. It's not as significant to spend through and get back into our paying 80% or more of the bill.

  Justin Lake - UBS - Analyst

 Okay, thanks for the call.

 Operator

 Our next question will come from Kevin Fischbeck, Bank of America-Merrill Lynch.

  Kevin Fischbeck - BofA Merrill Lynch - Analyst

 I want to go into the SG&A commentary around Q4. I think this year you indicated SG&A was going to start off a little bit higher, and then remain stable during the year as the normal seasonality and costs is going to be offset by the cost saves that you put in place. Now it sounds like Q4 is going to be higher or maybe more normal seasonally-wise. Can you talk a little bit about why that is? And then you mentioned some shifting of cost. I'm not sure what that was referring to. I know you mentioned as far as 2013 goes, that you will be investing for exchanges, but I wasn't sure that was going to net be a headwind to earnings in 2013, or whether that is just kind of going to be a neutral or positive. Can you talk about that?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Certainly. There were two factors that affected the progression of our SG&A ratios this year. One is an absolute increase as we do plan to ramp up investment spending in advance our 2013 and 2014, particularly related to our Accountable Care Solutions business, and certain health care reform activities. From a seasonality perspective, there was also a third to fourth quarter swing as certain expenditures that were anticipated to be made in the third quarter related to things like our implementation of our CVS Caremark relationship are going to shift to the fourth-quarter. So there's a little bit of shift, and an absolute increase that are putting pressure on that ratio, but all with the outlook of creating future growth.

  Kevin Fischbeck - BofA Merrill Lynch - Analyst

 Okay so that makes sense. So explains part of the reason why this quarter was very good, but you are not raising the guidance by as much this quarter. There's some shift on the G&A side in Q4. But then I guess as far as the Accountable Care Solutions investments, should that -- how do we think about those? You talked about it in the context of growth. I kind of think about an investment in ACS would be leading to better medical costs next year. Is that not the way to think about it, or is the way to think about it membership, I guess?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 It's both. We are seeing growth in the ACS networks themselves from a standpoint of membership. Both for us and for the provider, because is not necessarily all Aetna membership. And we're also seeing impact on medical costs. Some of which freeze the market for pricing.

  Kevin Fischbeck - BofA Merrill Lynch - Analyst

 Okay then last question to wrap up this topic. The net, if you're spending a little more now in 2013 and 2014, do you think that the investments next year are going to be a headwind, or that you are now ramped it up so as not to create a year-over-year drag on earnings next year.

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

 There most likely will be higher spending on our ACS initiative next year compared to this year, as we're ramping up significantly.

  Kevin Fischbeck - BofA Merrill Lynch - Analyst

 And the exchanges I assume as well.

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 That is correct.

  Kevin Fischbeck - BofA Merrill Lynch - Analyst

 Great, thanks.

 Operator

 We'll hear next from Peter Costa with Wells Fargo Securities.

  Peter Costa - Wells Fargo Securities, LLC - Analyst

 Help me quantify a little bit more about the cost shift from Q3 to Q4 in SG&A. Also, just what incremental spending, if you can quantify the incremental spend in SG&A, in Q4 that you didn't plan on before? And then lastly, in terms of the seasonal medical shift, I'm still a little vague on why you would lower your view of utilization in the second quarter, so you have the prior period development that you booked this quarter and then not see that carrying into the fourth quarter. What exactly did you see in terms of utilization that drives you to expect that to go higher in the fourth quarter.

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Let me answer the last question first. The fourth quarter is the most difficult quarter to forecast your medical cost. For each of the last few years, we had increasing deductibles and increasing level of penetration to consumer-driven health plans. As Mark stated before, you get the deductible leverage effect and the benefit buydown effect and so that's our best estimate at this time, but the fourth quarter is very difficult to forecast.

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Peter one more point on that. It's not utilization, it's just higher cost on our nickel, because people are now spent through their deductibles and out-of-pockets, and we are now paying. So it's not an increase in underlying utilization, it's an increase of what we are responsible for versus the member.

  Peter Costa - Wells Fargo Securities, LLC - Analyst

 If utilization was lower already, there would be fewer people spending through at this point. Not more spending through. So I'm a little confused by that. (multiple speakers) Are you being conservative in the fourth quarter?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We had lower buy-downs this year, and so deductibles didn't raise, so we had some trend leverage in those, and so we believe it's prudent to project this going to the fourth quarter of the year.

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

  Peter Costa - Wells Fargo Securities, LLC - Analyst

 And then can you quantify the SG&A components a little bit more for us, so we can understand how much of the fourth quarter issue is in the G&A side, versus and the medical side?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Well I think it's safe to say out quantify the bridge from the annual guidance bridge. I think that the easiest way to think about it. I actually just think that the -- there was a phasing issue with consensus. We beat our internal forecast in the third quarter, but by not by as much as we beat consensus so I think it was just an artifact in the way the Street had the third and fourth quarter phased. But with respect to the full annual guidance, if you take the midpoint of the $5.05 range, $0.18 operating performance, including the prior period development offset by $0.08 of the higher seasonal medical expense and increased operating expenses, offset by another five cents of the lack of share repurchases due to the Coventry transaction, always get you from the midpoint of $5.05 to $5.10. That's what we think about the way we projected the full-year, and as I said, with respect to the third and fourth quarter I think it was just a question of consensus versus our own internal forecasting.

  Peter Costa - Wells Fargo Securities, LLC - Analyst

 Okay that's very helpful, thank you. And just getting back to the trend for next year, you talked about utilization trend being higher by 50 basis points from this year's trend. This year, you talked about unit price being no more than it was the prior year, 4.5% to 5%, versus last year, I think it was at 5%. Can you talk about your view on unit price this year? Did you get to the 4.5%, or were you more still at the 5%?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 We haven't parsed that range for you, but we're still saying that it's 4.5% to 5%, and because we're only projecting utilization increase next year, the implication is that we are holding firm with the 4.5% to 5% into 2013 trend as well, so we're still operating within that range.

  Peter Costa - Wells Fargo Securities, LLC - Analyst

 Are you more at the low-end of that more at the higher-end?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 We haven't given that specific guidance.

  Peter Costa - Wells Fargo Securities, LLC - Analyst

 Okay, thank you.

 Operator

 We'll take our next question from Christine Arnold with Cowen.

  Christine Arnold - Cowen and Company - Analyst

 A couple of follow-ups. One, I'm trying to understand your Medicare guidance. It sounds like you are saying you have consistent premiums and enriched benefit for Medicare Advantage in 2013. But then you expect half of your arrangements to be in the collaborative ACOs by the end of 2013. We think about the Medicare Advantage loss ratio, is that a wash, and we got pretty consistent loss ratio there, recognizing that the Texas Teachers is probably going to be a higher loss ratio? What was your message there on the Medicare Advantage?

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We're making no message about 2013 on the margins of Medicare Advantage, Christine. I think we've got more work to do, and we will lay that out in our 2012 investor conference. Our commentary is directly related to what we believe that the Medicare margins are sustainable in this business, and that we are preparing pulling all levers to make sure we continue to sustain those margins.

  Christine Arnold - Cowen and Company - Analyst

 Okay. That's helpful. And the ACO enrollment. My sense was that you were expecting to grow national account membership, and there is the optics of the Texas teachers transitioning from ASC or ASO to risk. Is that all that's happening there, or are you changing our national account enrollment expectations?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Our enrollment expectations are slightly down. We are not done with open enrollment yet, so we have to go through that, so final accounting of that, we will have a better idea that as we get near the end of the year.

  Christine Arnold - Cowen and Company - Analyst

 Okay and then finally, given start-up costs for the Ohio Duals, preparation for reform, and 2014 exchanges and investment spending, you said you think that your ASC investment spending would increase in 2013 versus 2012. It's probably reasonable to think also that you'll reform and dual spending will increase. Are you willing to put any parameters around that?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Not at this early stage. We will update you on our outlook for 2013 at the investor day.

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We do continue to work on expenses, and we're down 100 basis points this year, so we see a lot of operating leverage in our fixed costs and so we continue to work on that.

  Christine Arnold - Cowen and Company - Analyst

 Okay. But no net expectations on that?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Not at this point in time.

  Christine Arnold - Cowen and Company - Analyst

 Thanks.

 Operator

 We'll hear next from Melissa McGinnis with Morgan Stanley.

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

  Melissa McGinnis - Morgan Stanley - Analyst

 Maybe just another question on unit cost efforts or thinking about your unit cost trajectory going forward. Can you provide any color, as you have been rolling out more these provider partnerships, what percentage of your medical expenses today sits in more of the value-based or pay for performance type contract arrangements and what that could maybe track to over time?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Melissa, we are going to give you a full accounting of that and how to think about it going forward at our investor conference, where we will talk about the amount of membership we have in these arrangements, the level of impact they're having on medical costs, and how to think about it going forward. We're just not prepared to do that yet.

  Melissa McGinnis - Morgan Stanley - Analyst

 Okay great. And then maybe one more thing on the provider partnership arrangements, I was interested on your commentary to get half of your Medicare membership into these provider partnership arrangements by year-end 2013. Relative to a traditional HMO, how much more limited is the network for one of these partnership products and based on your experience, do you believe seniors are really willing to transition to a tighter network overall in order to get these richer benefits?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 You know Melissa it's not about transitioning Medicare members. It's about putting the Medicare members you have into different arrangements. And so our whole relationship with providers around Medicare in these partnerships is built on the fact that we get risk-adjusted revenue for sicker patients and they don't in their DRGs, and that if we work together the people they do currently have in their programs, we have an opportunity to get more of their Medicare patients that come to their institution, get them on a capitated-like arrangement that is associated with that risk-adjusted revenue, and have them participate in doing good things and improving quality and reducing cost. So it's not about displacement at all. It's about converting what they have in fee-for-service today.

  Melissa McGinnis - Morgan Stanley - Analyst

 Great, Mark. Thanks for all the color.

 Operator

 We'll hear next from Ralph Giacobbe with Credit Suisse.

  Ralph Giacobbe - Credit Suisse - Analyst

 There's been a lot of talk about the push or shift from inpatient to outpatient. I guess there's that disproportionate driver of lower cost trend, and then maybe if you could break up the trend, inpatient outpatient for what you've seen? Maybe how much more is left there, and then your commentary of increased utilization into next year. Is that more on the inpatient side?

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Well inpatient utilization has been going down for at least the last decade, and we continue to see it happening, so I think that is just better technology and the ability to do more outpatient. And our trends, relative to inpatient are as expected. I think where we have seen the different changes and just across the broader outpatient and physician arena, not as high as we thought they were going to be. Joe?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

 Ralph, our guidance for all the medical cost categories remains unchanged, but we do track it very carefully, the impact of our care management programs, and what we call site of service, and the fact that we can drive services from inpatient to an outpatient setting, an ambulatory setting. And from an ambulatory setting to a physician's office, might put pressure on utilization statistics, but from an overall net effective cost perspective, it's a win for the customers and the shareholders, so we track that very carefully and we are pleased to say that we've been very successful at driving cost to lower cost settings and that pervades the statistics that you see.

  Ralph Giacobbe - Credit Suisse - Analyst

 Okay. On a separate topic, can you give us what percentage of or hospital contracts are negotiated for 2014, and maybe the conversation you're having with providers in terms of pricing on exchanges? Will that just be a separate carved-out negotiation and priced, or rolled into a product that has already been negotiated?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Did you say 2014 or 2013?

  Ralph Giacobbe - Credit Suisse - Analyst

 2014.

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 Very few, if any.

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 We have rolling contracts that are three years, and we have 2% left this year and 29% left for next year, so think of it in that kind of rolling effect. So I would say the ones that open up 2014, none of them, but that's not all the contracts, as we have multi-year contracts.

  Ralph Giacobbe - Credit Suisse - Analyst

 But in terms of your conversations with providers when exchanges come up, is that just something that's going to be, in your opinion, something that's carved out, or priced into a current product that you are ready have?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 We are contemplating running a separate network for the on-exchange business. That is correct. That is currently -- our network management program is currently deploying that.

  Ralph Giacobbe - Credit Suisse - Analyst

 That's helpful and just my last one. There has been sort of the recent reemergence or interest in private exchanges. Just your overall view strategy here or opinion on uptake of this approach by more employers? Thanks.

  Mark Bertolini - Aetna Inc - Chairman, CEO, President

 Private exchanges, we will definitely participate in private exchanges, Ralph. We do see some employers that are interested in it. It's not a groundswell, but we do think it's something that will emerge over time and is our intention to be involved in that, as well is the public exchanges.

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

  Ralph Giacobbe - Credit Suisse - Analyst

 Okay, thanks.

 Operator

 Our final question this morning will come from Scott Fidel with Deutsche Bank.

  Scott Fidel - Deutsche Bank - Analyst

 Just wanted to follow up on the industry tax, and you gave some good detail on how you're pricing that in for commercial. Maybe if you can talk about how you're approaching this for the government lines and specifically for Medicare. Do you think CMS well be looking to build that into the rates, or do you think this will be more of where the industry will need to adjust pricing and benefits to reflect the tax in 2014?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 At this point in time we are anticipating having to pull the levers one needs to pull to maintain an appropriate margin of the business in order to offset the margin of the tax. We're not anticipating that CMS will allow to be built into rates. Should that be the case, obviously it will be something that will be easier to deal with. Right now, we are anticipating adjusting benefits and premiums to offset its impact.

  Scott Fidel - Deutsche Bank - Analyst

 Okay. And then last question, just on the group insurance results, looked like those were down pretty significantly year-over-year, if you can talk about the key factors that drove that, and was there any reserve strengthening in there or do you expect this is a new run rate for group insurance margins?

  Joe Zubretsky - Aetna Inc - Senior EVP, CFO

 No, it is not the new run rate. We actually had one month during the quarter with unusually high claim activity, jumbo claim activity in the group life business. We think that was a statistical anomaly, and the business is going to hit its plan for the year.

  Scott Fidel - Deutsche Bank - Analyst

 Okay. Thank you.

  Tom Cowhey - Aetna Inc - VP IR

 Thanks Scott. A transcript of the prepared portion of this call will be posted shortly on the investor information section of Aetna.com, where you can also find a copy of our updated guidance summary containing details of our guidance metrics, including those that are unchanged and not discussed on this call. If you have any questions about matters discussed this morning, please feel free to call me or one of my colleagues in the investor relations office. Thank you for joining us this morning, and we look forward to seeing you on December 12 in New York at our investor conference.

 Operator

 That will conclude today's conference. Thank you all for your participation. You may now disconnect.

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OCTOBER 25, 2012 / 11:30AM GMT, AET - Q3 2012 Aetna Inc Earnings Conference Call

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